                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 3)

                           Johnston Industries, Inc.
                       (Name of Subject Company (Issuer))

                              JI Acquisition Corp.
                         CGW Southeast Partners IV, L.P.
                        CGW Southeast Partners IV, L.L.C.
                       (Names of Filing Persons (Offeror))

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)

                                 Roy R. Bowman
                              JI Acquisition Corp.
                      c/o CGW Southeast Partners IV, L.P.
                             Twelve Piedmont Center
                                   Suite 210
                             Atlanta, Georgia 30305
                                 (404) 816-3255
                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------
                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                             1201 W. Peachtree St.
                          Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                              -------------------

                           CALCULATION OF FILING FEE

               Transaction valuation*              Amount of filing fee
               ----------------------              --------------------
                    $32,138,616                           $6,427.72

*For purposes of calculating amount of filing fee only. This amount assumes the purchase of 10,712,872 shares of common stock of Johnston Industries, Inc. at the offer price of $3.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $6,427.72          Filing Party: JI Acquisition Corp.
                       -----------------                   ---------------------

Form or Registration No.: Schedule TO         Date Filed: April 7, 2000
                         ---------------                 -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 to the Schedule TO is filed by JI Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of CGW Southeast Partners IV, L.P., by CGW Southeast Partners IV, L.P., a Delaware limited partnership, and by CGW Southeast Partners IV, L.L.C., a Delaware limited liability company (individually and collectively "CGW"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc., a Delaware corporation ("Johnston"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO filed by CGW on April 7, 2000.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby amended and supplemented to add the following:

     "At midnight, New York City time, on Friday, May 5, 2000, the offer expired. Based on a preliminary count from the depositary for the offer, 9,002,189 shares of Johnston Industries, Inc. ("Johnston") common stock were tendered pursuant to the offer, of which 73,581 shares were tendered pursuant to notices of guaranteed delivery. Such tendered shares along with those to be purchased by JI Acquisition Corp. ("JI") at the closing represent 91.2% of Johnston's outstanding common stock. On May 6, 2000, effective as of 12:01 a.m., all shares validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment. JI and Johnston will now proceed to complete a merger pursuant to which JI will acquire the remaining shares of Johnston common stock for $3.00 per share in cash."

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following:

         (a)(12) Press release dated May 8, 2000.

CGW SOUTHEAST PARTNERS IV, L.P. AND JI ACQUISITION CORP. COMPLETES TENDER OFFER FOR JOHNSTON INDUSTRIES, INC.

         ATLANTA, Georgia -- May 8, 2000 - CGW Southeast Partners IV, L.P. today announced that its wholly owned subsidiary, JI Acquisition Corp., has completed its $3.00 per share tender offer for all outstanding shares of Johnston Industries, Inc. (NYSE: JII). The offer expired, as scheduled, at midnight, New York City time, on Friday, May 5, 2000.

         As of the termination of the offer, based on a preliminary count from the depositary for the offer, 9,002,189 shares of Johnston Industries' common stock had been tendered and accepted for payment, including 73,581 tendered pursuant to notices of guaranteed delivery. The closing of the transaction and payment for the tendered shares is expected to take place on May 10, 2000.

         The tendered shares and the shares of Johnston Industries' common stock that JI Acquisition will purchase at the closing, represent 91.2% of Johnston Industries' outstanding common stock. JI Acquisition and Johnston Industries will proceed to complete a merger pursuant to which JI Acquisition will acquire the remaining shares of Johnston Industries for $3.00 per share in cash. The merger is expected to be completed on May 10, 2000.

         CGW is a Delaware limited partnership organized to make strategic investments in distribution and manufacturing businesses throughout the United States. CGW is headquartered in Atlanta, Georgia.

         Johnston Industries, Inc. markets engineered textile products, primarily for industrial and home furnishings end uses. One of its subsidiaries, Johnston Industries Composite Reinforcements, Inc. makes Vectorply(R) and other sophisticated non-crimp multiaxial reinforcing fabrics from fiberglass, carbon and aramid fibers for a wide variety of applications.

         CONTACT:  MacKenzie Partners, Inc.
                   Joseph Doherty
                   (212) 929-5500
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JI Acquisition Corp.

                                    By:    /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Secretary and Treasurer
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.P.

                                    By:    CGW Southeast Partners IV, L.L.C.,
                                           its General Partner

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.L.C.

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------


Dated: May 8, 2000